December 5, 2012

VIA EDGAR
Reid Hooper, Attorney-Adviser
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Ace Consulting Management, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed September 14, 2012 File No. 333-169424

Dear Mr. Hooper:

We hereby submit the responses of Ace Consulting Management, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) contained in your letter, dated September 24, 2012, to Alex Jen of the Company in regard to the above-referenced Amendment 6 to Registration Statement on Form S-1 filed on September 14, 2012 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 7 to the Form S-1 (“Form S-1 Amendment No. 7”), filed with the Securities and Exchange Commission on December 5, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1. We note that you are registering the sale of 3,414,360 shares of common stock by the selling stockholders. Given the size of this offering relative to the number of shares outstanding held by non-affiliates, the developmental stage of your company and the fact there is currently no market for your common shares, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Therefore, please identify the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus, such as in the Plan of Distribution section. In addition you must fix the offering price of the securities for the duration of the offering.

Response: We have identified the selling stockholders as underwriters on the prospectus cover page, in the Plan of Distribution section and throughout the prospectus. We have also fixed the offering price of the securities for the duration of the offering and clarified so in the prospectus.

2. We note your responses to comments 4, 5, 14 and 16 in our letter dated June 18, 2012. Specifically, we note your responses indicate that you have commenced operations. However, we note disclosure in your prospectus and in your most recent Form 10-Q filed on August 14, 2012 that indicate otherwise. For example, we note you indicate on the cover page to the Form 10-Q filed on August 14, 2012, that you are a shell company as defined in Rule 12b-2 of the Exchange Act. Further, we note disclosure in the notes to the financial statements on page F-7 of the Form 10-Q that your principal operations have not commenced. Further, we note similar disclosure in the most recent amendment to the registration statement on pages F-7 and F-22. Please advise. In addition, please revise the disclosure in your prospectus to discuss the current stage of your operations. If you are currently a shell company, please revise your disclosure throughout your prospectus to indicate your current shell company status. This includes providing disclosure that cautions investors as to the highly illiquid nature of an investment in the company's common shares. Further, revise your disclosure to make clear that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

Response: We have revised the disclosure in the prospectus on page 2 and 15 to discuss the current stage of our operations. We have revised our disclosure throughout the prospectus to indicate our current shell company status and caution investor as to the highly illiquid nature of an investment in the company’s common stock. We have also revised our disclosure on page the cover page and page 10 to make clear that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

The Offering. page 2

3. We note your responses to comments 2 and 6 in our letter dated June 18, 2012. However, we still note conflicting disclosure on page 2 related to the number of common shares being offered for resale by the selling security holders in this offering. In addition, please include the percentage of your shares being offered for resale in this registration statement as compared to the total numbers of common shares held by non-affiliates.

Response: We have revised the prospectus on page 2 to include consistent disclosures of the number of common stock being offering for resale by the selling security holders in this offering. We have also included on page 2 the percentage of your shares being offered for resale in this registration statement as compared to the total numbers of common shares held by non-affiliates.

Risk Factors. page 3

We will incur increased costs as a result of operating as a public company..,.. page 4

4. This risk factor disclosure does not seem to apply to you given you current status as a publicly reporting company prior to this offering. Please revise your disclosure appropriately to indicate that you are already a publicly reporting company with your securities being registered pursuant to Section I2(g) of the Exchange Act.

Response: We have revised our disclosure to remove the risk factor that does not apply to us. We have also revised our disclosure on page 1 to appropriately indicate that we are already a publicly reporting company with our securities being registered pursuant to Section 12(g) of the Exchange Act.

Marketing Strategy. page 19

5. We note your response to comment 16 in our letter dated June 18, 2012. However, your disclosure on page 19 is incomplete as to where your limited referrals originate from. Please revise.

Response: We have revised our disclosures on page 19 to indicate where our limited referrals originate form.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Alex Jen
Alex Jen
President and Chief Executive Officer